Exhibit 77(d)

                  POLICIES WITH RESPECT TO SECURITY INVESTMENTS

Effective November 16, 2000, the Fund revised its principal investment strategy to read as follows:

     The Fund normally invests at least 65% of its net assets in equity securities of large U.S. companies that the portfolio managers believe have above-average prospects for growth. The equity securities in which the Fund may invest include common and preferred stock, warrants, and convertible securities. The Fund considers a company to be large if its market capitalization corresponds at the time of purchase to the upper 90% of the S&P 500 Index. As of October 19th, 2000, this meant market capitalizations in the range of $10 billion to $571 billion. Capitalization of companies in the S&P 500 Index will change with market conditions.

     The portfolio managers emphasize a growth approach by searching for companies that they believe are managing change advantageously and may be poised to exceed growth expectations. The portfolio managers focus on both a "bottom-up" analysis that evaluates the financial condition and competitiveness of individual companies and a "top-down" thematic approach and a sell discipline. The portfolio managers seek to identify themes that reflect the major social, economic and technological trends that they believe are likely to shape the future of business and commerce over the next three to five years, and seek to provide a framework for identifying the industries and companies they believe may benefit most. This "top-down" approach is combined with rigorous fundamental research (a "bottom-up" approach) to guide stock selection and portfolio structure.